Exhibit 99.1

This announcement may not be published, distributed or diffused in the United States of America.

This announcement is not an extension into the United States of the tender offer mentioned herein.

(Translation)

October 6, 2025

Company name:	Toyota Motor Corporation
Name of representative:	Koji Sato, President
(Securities code: 7203; Prime Market of the Tokyo Stock Exchange and Premier Market of the Nagoya Stock Exchange)
Inquiries:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div. (Tel: +81-(0)###-##-####)

Update on Disclosed Matters:

Notice Concerning Progress of the Tender Offer for Own Shares

Toyota Motor Corporation (the “Company”) has announced in its “Notice Concerning the Planned Tender Offer for Own Shares and Determination of Matters Relating to the Repurchase of Shares and the Retirement of Treasury Shares” dated June 3, 2025 (the “June 3, 2025 Announcement”) that, if the tender offer for the share certificates of Toyota Industries Corporation (the “Tender Offer for Toyota Industries”) by a stock company whose issued shares are fully owned by a stock company established by Toyota Fudosan Co., Ltd. (“Toyota Fudosan”), an affiliated company of the Company, as described in the “Notice Concerning Planned Commencement of Tender Offer for the Share Certificates, Etc. of Toyota Industries Corporation (Securities Code: 6201)” announced by Toyota Fudosan on June 3, 2025 (the “Announcement of Toyota Industries’ Offeror”), is successfully completed and settlement for the Tender Offer for Toyota Industries is fully completed, the Company intends to commence a tender offer for its own shares (the “Tender Offer for Own Shares”) as soon as practicable subject to a resolution by its board of directors.

According to the Announcement of Toyota Industries’ Offeror, Toyota Fudosan has announced that the commencement of the Tender Offer for Toyota Industries requires procedures and steps under domestic and foreign competition laws and regulations, the EU Foreign Subsidies Regulation, foreign investment control laws and regulations, and financial regulatory laws and regulations in the UK and Sweden, and that it aims to commence the Tender Offer for Toyota Industries around early December 2025.

Based on the above, the Company has announced in the June 3, 2025 Announcement that it plans to commence the Tender Offer for Own Shares around mid-January 2026.

The Company has been notified by Toyota Fudosan that it is proceeding with the aforementioned procedures and steps toward commencing the Tender Offer for Toyota Industries and that, as of today, it expects the completion of these procedures and to commence the Tender Offer for Toyota Industries in or after February 2026. For details, please refer to the “Notice Concerning Progress of the Tender Offer for the Share Certificates, Etc. of Toyota Industries Corporation (Securities Code: 6201) through a Stock Company Established by Toyota Fudosan” announced today by Toyota Fudosan.

As of today, the Company expects to commence the Tender Offer for Own Shares in or after March 2026 subject to a resolution by its board of directors of the Company following the completion of the Tender Offer for Toyota Industries and the settlement thereof.

The Company will promptly announce when the Tender Offer for Own Shares will be commenced following the satisfaction of its conditions or if there is any change to the aforementioned expected timing of the commencement of the Tender Offer for Own Shares.

End

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Not for published, distributed or diffused in the United States.